Exhibit 99.1

GOLD RESERVE INC.

September 30, 2021

Interim Consolidated Financial Statements

U.S. Dollars

(unaudited)

1

GOLD RESERVE INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited - Expressed in U.S. dollars)

			September 30, 2021	December 31, 2020
ASSETS
Current Assets:
Cash and cash equivalents (Note 4)			$51,864,814	$57,415,350
Marketable securities (Note 5)			123,188	83,575
Income tax receivable (Note 10)			8,682,839	8,682,839
Prepaid expense and other			973,967	573,411
Total current assets			61,644,808	66,755,175
Property, plant and equipment, net (Note 6)			2,212,896	2,514,552
Right of use asset			97,671	165,576
Total assets			$63,955,375	$69,435,303
LIABILITIES
Current Liabilities:
Accounts payable and accrued expenses (Note 3)			$752,482	$780,925
Lease liability			101,241	92,819
Contingent value rights (Note 3)			60,242	60,242
Total current liabilities			913,965	933,986

Lease liability			–	77,093
Total liabilities			913,965	1,011,079

SHAREHOLDERS' EQUITY
Serial preferred stock, without par value
Authorized:	Unlimited
Issued:	None
Common shares			302,679,682	302,469,647
Class A common shares, without par value
Authorized:	Unlimited
Issued and outstanding:	2021…99,547,710	2020…99,395,048
Contributed surplus			20,625,372	20,625,372
Stock options (Note 9)			21,480,212	21,409,668
Accumulated deficit			(281,743,856)	(276,080,463)
Total shareholders' equity			63,041,410	68,424,224
Total liabilities and shareholders' equity			$63,955,375	$69,435,303

Contingencies (Note 3)

The accompanying notes are an integral part of the interim consolidated financial statements.

Approved by the Board of Directors:

/s/ James Michael Johnston /s/ James P. Geyer

2

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
INCOME (LOSS)
Interest income	$ 6,959	$ 19,402	$23,713	$277,752
Gain (loss) on marketable equity securities	(3,794)	3,613	39,613	5,783
Gain (loss) on sale of equipment (Note 6)	40,282	(30,476)	118,559	(30,476)
Foreign currency gain (loss)	(30,884)	4,793	(14,498)	(15,912)
Total Other Income	12,563	(2,668)	167,387	237,147
EXPENSES
Corporate general and administrative (Note 3)	1,099,662	1,580,530	3,372,621	3,864,897
Contingent value rights (Note 3)	–	7,380	–	46,202
Siembra Minera Project costs (Note 7)	370,350	487,380	962,755	1,215,266
Exploration costs	60,907	55,600	100,376	58,808
Legal and accounting	433,811	141,282	986,859	498,785
Arbitration and settlement (Note 3)	16,816	173,276	130,725	1,081,555
Equipment holding costs	75,060	114,851	277,444	349,355
Total Expense	2,056,606	2,560,299	5,830,780	7,114,868

Net loss before income tax benefit	(2,044,043)	(2,562,967)	(5,663,393)	(6,877,721)
Income tax benefit (Note 10)	–	134,994	–	845,184

Net loss and comprehensive loss for the period	$(2,044,043)	$(2,427,973)	$(5,663,393)	$(6,032,537)

Net loss per share, basic and diluted	$ (0.02)	$ (0.02)	$(0.06)	$(0.06)
Weighted average common shares outstanding, basic and diluted	99,547,710	99,395,048	99,459,356	99,395,048

The accompanying notes are an integral part of the interim consolidated financial statements.

3

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY

(Unaudited - Expressed in U.S. dollars)

For the Three Months Ended September 30, 2021 and 2020
	Common Shares		Contributed Surplus	Stock Options	Accumulated Deficit
	Number	Amount
Balance, June 30, 2021	99,547,710	$ 302,679,682	$ 20,625,372	$ 21,468,596	$ (279,699,813)
Net loss for the period	–	–	–	–	(2,044,043)
Stock option compensation (Note 9)	–	–	–	11,616	–
Balance, September 30, 2021	99,547,710	$ 302,679,682	$ 20,625,372	$ 21,480,212	$ (281,743,856)

Balance, June 30, 2020	99,395,048	$ 302,469,647	$ 20,625,372	$ 20,752,893	$ (268,167,742)
Net loss for the period	–	–	–	–	(2,427,973)
Stock option compensation (Note 9)	–	–	–	644,722	–
Balance, September 30, 2020	99,395,048	$ 302,469,647	$ 20,625,372	$ 21,397,615	$ (270,595,715)

For the Nine Months Ended September 30, 2021 and 2020
	Common Shares		Contributed Surplus	Stock Options	Accumulated Deficit
	Number	Amount
Balance, December 31, 2020	99,395,048	$ 302,469,647	$ 20,625,372	$ 21,409,668	$ (276,080,463)
Net loss for the period	–	–	–	–	(5,663,393)
Share issuance	152,662	210,035	–	–	–
Stock option compensation (Note 9)	–	–	–	70,544	–
Balance, September 30, 2021	99,547,710	$ 302,679,682	$ 20,625,372	$ 21,480,212	$ (281,743,856)

Balance, December 31, 2019	99,395,048	$ 302,469,647	$ 20,625,372	$ 20,752,893	$ (264,563,178)
Net loss for the period	–	–	–	–	(6,032,537)
Stock option compensation (Note 9)	–	–	–	644,722	–
Balance, September 30, 2020	99,395,048	$ 302,469,647	$ 20,625,372	$ 21,397,615	$(270,595,715)

The accompanying notes are an integral part of the interim consolidated financial statements.

4

GOLD RESERVE INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited - Expressed in U.S. dollars)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2021	2020	2021	2020
Cash Flows from Operating Activities:
Net loss for the period	$ (2,044,043)	$ (2,427,973)	$(5,663,393)	$(6,032,537)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock option compensation	11,616	644,722	70,544	644,722
Depreciation	26,597	31,611	79,792	97,668
Loss (gain) on marketable equity securities	3,794	(3,613)	(39,613)	(5,783)
Loss (gain) on disposition of equipment	(40,282)	30,476	(118,559)	30,476
Income tax recovery	–	(134,994)	–	(845,184)
Changes in non-cash working capital:
Decrease in income tax receivable	–	–	–	3,204,812
Net decrease (increase) in prepaid expense and other	172,341	271,068	(400,556)	(51,059)
Net increase (decrease) in payables and accrued expenses	229,331	(362,555)	180,826	(30,908)
Net cash used in operating activities	(1,640,646)	(1,951,258)	(5,890,959)	(2,987,793)
Cash Flows from Investing Activities:
Purchase of property, plant and equipment	–	(46,753)	–	(46,753)
Proceeds from sale of property, plant and equipment	172,964	98,649	340,423	98,649
Net cash provided by investing activities	172,964	51,896	340,423	51,896
Cash Flows from Financing Activities:
Net cash used in financing activities	–	–	–	–
Change in Cash and Cash Equivalents:
Net decrease in cash and cash equivalents	(1,467,682)	(1,899,362)	(5,550,536)	(2,935,897)
Cash and cash equivalents - beginning of period	53,332,496	60,785,602	57,415,350	61,822,137
Cash and cash equivalents - end of period	$ 51,864,814	$ 58,886,240	$51,864,814	$58,886,240

The accompanying notes are an integral part of the interim consolidated financial statements.

5

Note 1. The Company and Significant Accounting Policies:

Gold Reserve Inc. ("Gold Reserve," the "Company," "we," "us," or "our") is engaged in the business of acquiring, exploring and developing mining projects and was incorporated in 1998 under the laws of the Yukon Territory, Canada and continued to Alberta, Canada in September 2014.

Gold Reserve Inc. is the successor issuer to Gold Reserve Corporation which was incorporated in 1956. Management's primary activities are focused on the execution of the July 2016 settlement agreement, (as amended, the "Settlement Agreement") with the Bolivarian Republic of Venezuela ("Venezuela") in regards to the payment of the Award (as defined herein) and the acquisition of our Mining Data by Venezuela, identifying our legal options associated with the collection of the unpaid balance of the Award and developing our future operational strategies associated with post-sanctions development of the Siembra Minera Project.

The U.S. and Canadian governments have imposed various sanctions targeting Venezuela (the "Sanctions"). The Sanctions implemented by the U.S. government generally block all property of the Venezuelan government and state-owned/controlled entities such as Siembra Minera. In addition, U.S. Sanctions prohibit U.S. Persons (as defined by U.S. Sanction statutes) from dealing with Specially Designated Nationals ("SDNs") and targets corruption in, among other identified sectors, the gold sector of the Venezuela economy. The Sanctions implemented by the Canadian government generally include asset freezes and impose prohibitions on dealings, by Canadian entities and/or citizens as well as other individuals in Canada, with certain named Venezuelan officials under the Special Economic Measures (Venezuela) Regulations of the Special Economic Measures Act and the Justice for Victims of Corrupt Foreign Officials Regulations of the Justice for Victims of Corrupt Foreign Officials Act (Sergei Magnitsky Law). In addition, on March 26, 2020, the U.S. government indicted Venezuelan President Nicolas Maduro and a number of key associates for human rights abuses and drug trafficking. (See Note 3, Arbitral Award, Settlement Agreement and Mining Data Sale and Note 7, Empresa Mixta Ecosocialista Siembra Minera, S.A.).

Basis of Presentation and Principles of Consolidation. These interim consolidated financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP"). The statements include the accounts of the Company, Gold Reserve Corporation and three Barbadian subsidiaries one of which was formed to hold our equity interest in Siembra Minera which is beneficially owned 55% by a Venezuelan state-owned entity and 45% by Gold Reserve. Our investment in Siembra Minera is accounted for as an equity investment. All subsidiaries are wholly owned. All intercompany accounts and transactions have been eliminated on consolidation. Our policy is to consolidate those subsidiaries where control exists. We have only one operating segment, the exploration and development of mineral properties. As these unaudited interim consolidated financial statements do not contain all of the disclosures required by U.S. GAAP for annual financial statements, they should be read in conjunction with the annual financial statements and the related notes included in our Annual Report on Form 40-F for the year ended December 31, 2020.

Cash and Cash Equivalents. We consider short-term, highly liquid investments purchased with an original maturity of three months or less to be cash equivalents for purposes of reporting cash equivalents and cash flows. The cost of these investments approximates fair value. We manage the exposure of our cash and cash equivalents to credit risk by diversifying our holdings into various major financial institutions.

Exploration and Development Costs. Exploration costs incurred in locating areas of potential mineralization or evaluating properties or working interests with specific areas of potential mineralization are expensed as incurred. Development costs of proven mining properties not yet producing are capitalized at cost and classified as capitalized exploration costs under property, plant and equipment. Mineral property acquisition costs are capitalized and holding costs of such properties are charged to operations during the period if no significant exploration or development activities are being conducted on the related properties. Upon commencement of production, capitalized exploration and development costs would be amortized based on the estimated proven and probable reserves benefited. Mineral properties determined to be impaired or that are abandoned are written-down to the estimated fair value. Carrying values do not necessarily reflect present or future values.

6

Property, Plant and Equipment. Property, plant and equipment is recorded at cost and are depreciated on a straight-line basis over their estimated useful lives, except for equipment not yet placed into use. Included in property, plant and equipment is certain equipment, relating to the Brisas Project that is not being depreciated as it is not in use. The ultimate recoverable value of this equipment may be different than management's current estimate. We have additional property, plant and equipment which are recorded at cost less accumulated depreciation. Replacement costs and major improvements are capitalized. Maintenance and repairs are charged to expense as incurred. The cost and accumulated depreciation of assets retired or sold are removed from the accounts and any resulting gain or loss is reflected in operations. Furniture, office equipment and leasehold improvements are depreciated using the straight-line method over five to ten years. The remaining property, plant and equipment are fully depreciated.

Impairment of Long-Lived Assets. We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. If the sum of the expected future net cash flows to be generated from the use or eventual disposition of a long-lived asset (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized based on a determination of the asset's fair value. Fair value is generally determined by discounting estimated cash flows based on market participant expectations of those future cash flows, or applying a market approach that uses market prices and other relevant information generated by market transactions involving comparable assets.

Foreign Currency. The U.S. dollar is our (and our foreign subsidiaries') functional currency. Monetary assets and liabilities denominated in a foreign currency are translated into U.S. dollars at the rates of exchange in effect at the balance sheet dates. Non-monetary assets and liabilities are translated at historical rates and revenue and expense items are translated at average exchange rates during the reporting period, except for depreciation which is translated at historical rates. Translation gains and losses are included in the statement of operations.

Stock Based Compensation. We maintain an equity incentive plan which provides for the grant of stock options to purchase Class A common shares. We use the fair value method of accounting for stock options. The fair value of options granted to employees is computed using the Black-Scholes method as described in Note 9 and is expensed over the vesting period of the option. For non-employees, the fair value of stock-based compensation is recorded as an expense over the vesting period or upon completion of performance. Consideration paid for shares on exercise of stock options, in addition to the fair value attributable to stock options granted, is credited to capital stock. Stock options granted under the plan become fully vested and exercisable upon a change of control.

Income Taxes. We use the liability method of accounting for income taxes. Deferred tax assets and liabilities are determined based on the differences between the tax basis of assets and liabilities and those amounts reported in the financial statements. The deferred tax assets or liabilities are calculated using the enacted tax rates expected to apply in the periods in which the differences are expected to be settled. Deferred tax assets are recognized to the extent that they are considered more likely than not to be realized.

Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Net Income (Loss) Per Share. Basic net income (loss) per share is computed by dividing net income (loss) by the weighted average number of Class A common shares outstanding during each period. Diluted net income per share reflects the potentially dilutive effects of outstanding stock options. In periods in which a loss is incurred, the effect of potential issuances of shares under stock options and convertible notes would be anti-dilutive, and therefore basic and diluted losses per share are the same in those periods.

Marketable Securities. The Company's marketable securities consist of equity securities which are reported at fair value with changes in fair value included in the statement of operations.

Equity accounted investments. Investments in incorporated entities in which the Company has the ability to exercise significant influence over the investee are accounted for by the equity method.

Financial Instruments. Marketable securities are measured at fair value at each reporting date, with the change in value recognized in the statement of operations as a gain or loss. Cash and cash equivalents, deposits, advances and receivables are accounted for at amortized cost which approximates fair value. Accounts payable and contingent value rights are recorded at amortized cost which approximates fair value.

7

Note 2. New Accounting Policies:

Adopted in the year

In January 2020, the FASB issued ASU 2020-01, Investments - Equity Securities (Topic 321), Investments - Equity Method and Joint Ventures (Topic 323), and Derivatives and Hedging (Topic 815). This update is intended to clarify certain interactions between Topics which guide the accounting for certain equity securities and investments under the equity method of accounting. These amendments improve current GAAP by reducing diversity in practice and increasing comparability of the accounting for these interactions. This update was effective for us commencing with the annual period beginning after December 15, 2020, including interim periods within the year. The adoption of this standard did not have a significant impact on our financial statements.

Note 3. Arbitral Award, Settlement Agreement and Mining Data Sale:

In October 2009 we initiated a claim (the "Brisas Arbitration") under the Additional Facility Rules of the International Centre for the Settlement of Investment Disputes ("ICSID") to obtain compensation for the losses caused by the actions of Venezuela that terminated our previous mining project known as the "Brisas Project." On September 22, 2014, we were granted an Arbitral Award (the "Award") totaling $740.3 million.

In July 2016, we signed the Settlement Agreement, subsequently amended, whereby Venezuela agreed to pay us a total of approximately $1.032 billion which is comprised of $792 million to satisfy the Award (including interest) and $240 million for the purchase of our mining data related to the Brisas Project (the "Mining Data") and was to be settled in a series of payments ending on or before June 15, 2019. As agreed, the first $240 million received by Gold Reserve from Venezuela has been recognized as proceeds from the sale of the Mining Data.

To date, the Company has received payments of approximately $254 million pursuant to the Settlement Agreement. The remaining unpaid amount due from Venezuela pursuant to the Settlement Agreement, which is now delinquent, totals approximately $918 million (including interest of approximately $140 million) as of September 30, 2021. In relation to the unpaid amount due from Venezuela, the Company has not recognized an Award receivable or associated liabilities which include taxes, bonus plan and contingent value right payments in accordance with the Settlement Agreement, as management has not yet determined that payment from Venezuela is probable. The Award receivable and any associated liabilities will be recognized when, in management’s judgment, it is probable that payment from Venezuela will occur.

The interest rate provided for on any unpaid amounts pursuant to the Award is specified as LIBOR plus two percent. In 2017, U.K.’s Financial Conduct Authority announced that LIBOR would be phased out of existence as a dependable index for variable interest rates. When it is possible to engage with the Venezuelan government, we expect to negotiate an appropriate replacement interest rate or, alternatively, petition the court responsible for the enforcement of our Award judgement to rule on a new interest rate benchmark.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the payment and transfer of funds associated with the Settlement Agreement which adversely impacts our ability to collect the remaining balance of the Award plus interest and/or amounts due pursuant to the Settlement Agreement from Venezuela. The Company, with counsels’ assistance, continues to evaluate and pursue various options in regard to the Award and the Settlement Agreement.

In March 2020, the U.S. Congress passed legislation which allows companies to carryback net operating losses incurred in 2018, 2019 and 2020 to offset income earned in prior years. In response to this legislation, management reduced its estimate of the U.S. related income tax due on amounts received in 2018 from the sale of Mining Data. The effect of this change in estimate was to increase the net proceeds subject to the CVR and the Bonus Plan and as a result, the Company recorded an increase in its obligation to the CVR holders and Bonus Plan participants by approximately $60 thousand and $70 thousand, respectively.

8

We have Contingent Value Rights ("CVRs") outstanding that entitle the holders to an aggregate of 5.466% of certain proceeds from Venezuela associated with the collection of the Award and/or sale of Mining Data or an enterprise sale (the "Proceeds"), less amounts for certain specified obligations (as defined in the agreement), as well as a bonus plan as described below. As of September 30, 2021, the total cumulative estimated obligation due pursuant to the terms of the CVR from the sale of the Mining Data and collection of the Award was approximately $10.0 million, of which approximately $60 thousand remains payable to CVR holders.

We maintain a bonus plan (the "Bonus Plan") which is intended to compensate the participants, including executive officers, employees, directors and consultants for their past and present contributions to the Company. The bonus pool under the Bonus Plan is comprised of the gross proceeds collected or the fair value of any consideration realized less applicable taxes multiplied by 1.28% of the first $200 million and 6.4% thereafter. As of September 30, 2021, the total cumulative estimated obligation pursuant to the terms of the Bonus Plan from the sale of the Mining Data and collection of the Award was approximately $4.4 million, of which approximately $70 thousand remains payable to Bonus Plan participants.

Due to U.S. and Canadian Sanctions and the uncertainty of transferring the remaining amounts due from Venezuela to bank accounts outside of Venezuela, management only considers those funds received by the Company into its North American bank accounts as funds available for purposes of the CVR and Bonus Plan cash distributions.

Following receipt, if any, of additional funds pursuant to the Settlement Agreement and after applicable payments to CVR holders and Bonus Plan participants, we expect to distribute to our shareholders a substantial majority of any remaining amounts, subject to applicable regulatory requirements and retaining sufficient reserves for operating expenses, contractual obligations, accounts payable and income taxes, and any obligations arising as a result of the collection of the remaining amount owed by Venezuela.

Note 4. Cash and Cash Equivalents:

Cash and Cash Equivalents

	September 30,	December 31,
	2021	2020
Bank deposits	$3,245,912	$9,457,061
Short term investments	48,618,902	47,958,289
Total	$51,864,814	$57,415,350

Short term investments include money market funds and US treasury bills with an original maturity of three months or less.

Note 5. Marketable Securities:

	September 30,	December 31,
Schedule of Marketable Securities Value	2021	2020
Equity securities
Fair value and carrying value at beginning of period	$83,575	$177,945
Increase in fair value	39,613	5,756
Disposals during the year	–	(100,126)
Fair value and carrying value at balance sheet date	$123,188	$83,575

Marketable equity securities are classified as trading securities and accounted for at fair value, based on quoted market prices with unrealized gains or losses recorded in the Consolidated Statements of Operations.

Accounting Standards Codification ("ASC") 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels: Level 1 inputs are quoted prices in active markets for identical assets or liabilities, Level 2 inputs are inputs other than quoted prices included within Level 1 that are directly or indirectly observable for the asset or liability and Level 3 inputs are unobservable inputs for the asset or liability that reflect the entity's own assumptions. The fair values of the Company's marketable equity securities as at the balance sheet date are based on Level 1 inputs.

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Note 6. Property, Plant and Equipment:

Property, Plant and Equipment

		Accumulated
	Cost	Depreciation	Net
September 30, 2021
Machinery and equipment	$1,637,096	$–	$1,637,096
Furniture and office equipment	421,432	(313,283)	108,149
Transportation equipment	326,788	(214,356)	112,432
Leasehold improvements	29,390	(24,171)	5,219
Mineral property	350,000	–	350,000
	$2,764,706	$(551,810)	$2,212,896

		Accumulated
	Cost	Depreciation	Net
December 31, 2020
Machinery and equipment	$1,858,959	$–	$1,858,959
Furniture and office equipment	421,432	(286,083)	135,349
Transportation equipment	326,788	(165,338)	161,450
Leasehold improvements	29,390	(20,596)	8,794
Mineral property	350,000	–	350,000
	$2,986,569	$(472,017)	$2,514,552

Machinery and equipment consists of infrastructure equipment and a semi-autogenous grinding (SAG) mill originally intended for use on the Brisas Project. We evaluate our equipment to determine whether events or changes in circumstances have occurred that may indicate that the carrying amount may not be recoverable. We regularly obtain comparable market data for similar equipment as evidence that our equipment’s fair value less cost to sell is in excess of the carrying amount. No impairment write-downs of property, plant and equipment were recorded during the nine months ended September 30, 2021 and 2020. During the three and nine months ended September 30, 2021, we sold certain equipment and recorded a gain on sale of $40,282 and $118,559, respectively.

Note 7. Empresa Mixta Ecosocialista Siembra Minera, S.A.:

In October 2016, together with an affiliate of the government of Venezuela, we established Siembra Minera. The primary purpose of this entity is to develop the Siembra Minera Project, as defined below.

Siembra Minera is beneficially owned 55% by Corporacion Venezolana de Mineria, S.A., a Venezuelan government corporation, and 45% by Gold Reserve. Siembra Minera (pursuant to the agreement which governs the formation and operation of Siembra Minera) holds certain gold, copper, silver and other strategic mineral rights (primarily comprised of the historical Brisas and Cristinas areas) contained within Bolivar State comprising the Siembra Minera Project (which has a twenty year term with two ten year extensions) and is, among other things authorized, via current or future Presidential Decrees and Ministerial resolutions, to carry on its business, pay a net smelter return royalty to Venezuela on the future sale of gold, copper, silver and any other strategic minerals over the life of the Siembra Minera Project and provide net profits participation based on the sales price of gold per ounce. A number of authorizations, which still have not been provided by the current administration, are critical to the future operation and economics of the Siembra Minera Project. Pursuant to the Settlement Agreement, both parties will retain their respective interest in Siembra Minera in the event all of the agreed upon Settlement Agreement payments are not made by Venezuela.

10

On March 16, 2018, the Company announced the completion of a technical report for the Preliminary Economic Assessment ("PEA") for the Siembra Minera Project in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects which included, among other information, resource estimates, pit design, mine plan, flowsheet design, design criteria, project layout, infrastructure requirements, capital and operating estimates. The Company has directly incurred the costs associated with the Siembra Minera Project which, beginning in 2016 through September 30, 2021, amounted to a total of approximately $22 million. The Siembra Minera Project expenditures primarily include costs associated with the completion of the PEA that included a number of engineering and environmental third party advisors as well as costs associated with a number of social work programs in the vicinity of the Siembra Minera Project, which are expensed as incurred and classified within "Siembra Minera Project Costs" in the Consolidated Statements of Operations. Project expenditures incurred in 2021 and 2020 include costs associated with the retention of technical consultants, work related to compliance and reporting obligations, maintenance of the technical data base, and ongoing costs of social work programs.

In addition to other constraints, the Sanctions restrict the Company from working with those Venezuelan government officials responsible for the operation of Siembra Minera and the development of the Siembra Minera Project which, until Sanctions are lifted, obstructs our ability to develop the Siembra Minera Project as originally planned.

Note 8. 401(k) Plan:

The 401(k) Plan, formerly entitled the KSOP Plan, was originally adopted in 1990 and was most recently restated effective January 1, 2021. The purpose of the 401(k) Plan is to offer retirement benefits to eligible employees of the Company. The 401(k) Plan provides for a salary deferral, a non-elective contribution of 3% of each eligible Participant’s annual compensation and discretionary contributions. Allocation of Class A common shares or cash to participants' accounts, subject to certain limitations, is at the discretion of the Board. For the 2020 plan year, 123,662 Class A common shares with a fair value of approximately $170,000 were contributed to participants in the 401(k) Plan. As of September 30, 2021, no contributions by the Company had been made for plan year 2021.

Note 9. Stock Based Compensation Plans:

Equity Incentive Plan

The Company's equity incentive plan provides for the grant of stock options to purchase the Company’s Class A common shares. During the second quarter of 2021, the number of shares available under the plan was increased to a maximum of 9,939,500 shares. As of September 30, 2021, there were 5,704,857 options available for grant. Grants are made for terms of up to ten years with vesting periods as required by the TSXV and as may be determined by the Board or a committee of the Board established pursuant to the equity incentive plan.

Stock option transactions for the nine months ended September 30, 2021 and 2020 are as follows:

	2021		2020
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Options outstanding - beginning of period	4,629,565	$ 2.36	4,369,565	$ 3.09
Options granted	50,000	1.61	260,000	1.72
Options expired	(444,922)	1.85	-	-
Options outstanding - end of period	4,234,643	$ 2.41	4,629,565	$ 2.36

Options exercisable - end of period	4,189,641	$ 2.42	4,539,564	$ 2.38

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The following table relates to stock options at September 30, 2021:

	Outstanding Options				Exercisable Options
Exercise Price	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)	Number	Weighted Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Term (Years)
$1.61 - $1.93	435,000	$1.77	$ 0	8.03	389,998	$1.78	$ 0	7.92
$2.39 - $2.39	3,369,643	$2.39	0	5.38	3,369,643	$2.39	0	5.38
$3.15 - $3.26	430,000	$3.21	0	3.21	430,000	$3.21	0	3.21
$1.61 - $3.26	4,234,643	$2.41	$ 0	5.43	4,189,641	$2.42	$ 0	5.39

In the third quarter of 2020, in order to reflect the decrease in the market price of the Class A Shares as a result of the return of capital transaction that was completed in 2019, the Company reduced the exercise price of 4,369,565 previously granted options. The exercise price was reduced to the higher of: (i) the original exercise price of each option less $0.76; or (ii) the closing price on the principal market of the Class A Shares on the day prior to the re-pricing becoming effective. Shareholder approval was obtained with respect to re-priced stock options granted to Company insiders. The re-pricing was accounted for as a modification under ASC 718 and the Company recorded non-cash compensation expense of approximately $500,000 which represents the increase in the fair value of the options as a result of the re-pricing.

The Company granted 50,000 and 260,000 options during the nine-month periods ended September 30, 2021 and 2020, respectively. The Company recorded non-cash compensation during the nine months ended September 30, 2021 and 2020 of $70,544 and $644,722, respectively for stock options granted in current and prior periods.

The weighted average fair value of the options granted during the nine months ended September 30, 2021 and 2020 was calculated as $0.70 and $0.72, respectively. The fair value of options granted was determined using the Black-Scholes model based on the following weighted average assumptions:

2021 2020

Risk free interest rate	0.46%	0.26%
Expected term	5.0 years	5.0 years
Expected volatility	51%	49%
Dividend yield	0	0

The risk free interest rate is based on the US Treasury rate on the date of grant for a period equal to the expected term of the option. The expected term is based on historical exercise experience and projected post-vesting behavior. The expected volatility is based on historical volatility of our common stock over a period equal to the expected term of the option.

Change of Control Agreements

The Company maintains change of control agreements with certain officers and employees. A Change of Control is generally defined as one or more of the following: the acquisition by any individual, entity or group, of beneficial ownership of 25 percent of the voting power of the Company’s outstanding Common Shares; a change in the composition of the Board that causes less than a majority of the current directors of the Board to be members of the incoming board; reorganization, merger or consolidation or sale or other disposition of all or substantially all of the assets of the Company; liquidation or dissolution of the Company; or any other event the Board reasonably determines constitutes a Change of Control. As of September 30, 2021, the amount payable under the change of control agreements, in the event of a Change of Control, was approximately $6.7 million, which has not been recognized herein as no event of a change of control has been triggered as of the date of this report.

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Note 10. Income Tax:

Income tax benefit for the nine months ended September 30, 2021 and 2020 differs from the amount that would result from applying Canadian tax rates to net income before taxes. These differences result from the items noted below:

	2021		2020
	Amount	%	Amount	%
Income tax benefit based on Canadian tax rates	$ 1,324,357	25	$ 1,719,430	25
Decrease due to:
Different tax rates on foreign subsidiaries	(190,559)	(4)	(131,633)	(2)
Non-deductible expenses	(15,585)	0	(149,298)	(2)
Change in valuation allowance and other	(1,118,213)	(21)	(593,315)	(9)
	$ 0	0	$ 845,184	12

The Company recorded income tax benefit of $0 and $0.8 million for the nine months ended September 30, 2021 and 2020, respectively. The Company recorded a valuation allowance to reflect the estimated amount of the deferred tax assets which may not be realized, principally due to the uncertainty of utilization of net operating losses and other carry forwards prior to expiration. The valuation allowance for deferred tax assets may be reduced in the near term if our estimate of future taxable income changes. As part of the US government response to the COVID-19 pandemic, the U.S. Congress passed the CARES act in late March 2020 which, among other things, allowed companies to carryback losses incurred in 2018, 2019 and 2020. The Company recorded an income tax benefit in 2020 to reflect the carryback of U.S. taxable losses incurred in 2020 and 2019 to offset taxable income in 2018. The Company has an income tax receivable of $8.7 million related to the carryback of losses as noted above and prior year overpayments resulting from revisions to management's estimates of the timing and amount of deductions available to the Company's U.S. subsidiary associated with the write-off of certain subsidiaries primarily related to the Company's previous investment in the Brisas Project.

The components of the Canadian and U.S. deferred income tax assets and liabilities as of September 30, 2021 and December 31, 2020 were as follows:

	September 30,	December 31,
	2021	2020
Deferred income tax assets
Net operating loss carry forwards	$39,515,300	$35,650,114
Property, Plant and Equipment	2,611,418	5,676,072
Other	1,549,900	1,638,122
Total deferred income tax asset	43,676,618	42,964,308
Valuation allowance	(43,597,558)	(42,958,243)
Deferred income tax assets net of valuation allowance	$79,060	$6,065

Deferred income tax liabilities
Other	(79,060)	(6,065)
Net deferred income tax asset	$-	$-

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At September 30, 2021, we had the following U.S. and Canadian tax loss carry forwards stated in U.S. dollars.

	U.S.	Canadian	Expires
$		$ 2,062,125	2026
		3,827,035	2027
		14,586,915	2028
		13,824,127	2029
		17,078,940	2030
		19,124,459	2031
		5,548,816	2032
		8,066,837	2033
		9,346,654	2034
		13,341,659	2035
		15,861,828	2036
		11,961,995	2037
		1,144,730	2038
		2,983,494	2039
		4,434,835 13,284,297	2040 2041
	1,883,874		-
	$1,883,874	$ 156,478,746

Note 11. Subsequent event:

In October 2021, the Company granted approximately 3.0 million options to purchase the Company’s Class A common shares and recorded non-cash stock option expense of approximately $1.9 million. The options were granted in conjunction with the implementation of a three-year cost reduction program which is intended to decrease cash operating costs.